UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41677

CytoMed Therapeutics Limited

(Exact name of registrant as specified in its charter)

1 Commonwealth Lane

#08-22

Singapore 149544

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 1, 2023, CytoMed Therapeutics Limited (the “Company”) issued a press release announcing the China National Intellectual Property Administration has granted patent No. ZL201880023646.8 to Singapore’s national Agency for Science, Technology, and Research, which is exclusively licensed to the Company. The patent titled “Gamma Delta T Cells and a Method of Augmenting the Tumoricidal Activity of the Same” covers technologies for the clinical-scale expansion of γδ T cells from a small amount of donor peripheral blood cells as well as the modification of the expanded γδ T cells to incorporate a chimeric antigen receptor that enables the modified cells to recognize a wide range of cancers, including both solid and hematologic cancers. The Company holds an exclusive, worldwide license, for use on immunotherapy, including stem cell therapy, until the expiration of the patent covering technology. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibits

Exhibit No.	Description
99.1	Press release dated August 1, 2023 titled:Chinese Patent Granted for A*STAR Spinoff, CytoMed Therapeutics’ Licensed Allogeneic CAR-Gamma Delta T Cell Technology

2

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CytoMed Therapeutics Limited

Date: August 1, 2023	By:	/s/ CHOO Chee Kong
CHOO Chee Kong Director and Chairman

3